Exhibit 12
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	2014	2015	2016	2017	2018
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,016	$1,115	$1,084	$1,073	$1,021
Add: Fixed charges	123	125	128	136	174
Total earnings available for fixed charges	$1,139	$1,240	$1,212	$1,209	$1,195
Fixed charges:
Interest expense (1)	$75	$77	$81	$90	$127
Interest portion of rental expense	48	48	47	46	47
Total fixed charges	$123	$125	$128	$136	$174
RATIOS OF EARNINGS TO FIXED CHARGES	9.26	9.92	9.47	8.89	6.87
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness